SurfControl®

April 16, 2007

07022885

U.S. Securities and Exchange C...
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED
APR 23 2007
WASH. D.C. 209 SECTION

SUPPL

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Argand/Brigantine Rule 8.3 – SurfControl PLC, dated March 22, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 2, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 2, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated April 2, 2007
- REG-Dorchester Asset Management LLP Rule 8.3 – SURFCONTROL PLC, dated April 2, 2007
- REG-Royal London Asset Rule 8.3 – SurfControl PLC, dated April 3, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated April 3, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 3, 2007
- REG-Aegon UK Group Rule 8.3 – SurfControl, dated April 4, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 4, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated April 4, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl Plc, dated April 4, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 4, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated April 4, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SURFCONTROL PLC, dated April 4, 2007
- REG-RAB Capital plc Rule 8.3 – SurfControl Plc, dated April 4, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 5, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated April 10, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated April 10, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 10, 2007
- REG-SurfControl PLC Trading Update Q3 FY07, dated April 11, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 11, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 11, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated April 11, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 11, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 SurfControl Plc, dated April 12, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated April 12, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 12, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 12, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 12, 2007

PROCESSED
APR 26 2007
THOMSON FINANCIAL

4/25

- REG-UBS AG (EPT) EPT Disclosure, dated April 13, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 13, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated April 13, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl Plc, dated April 13, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 13, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 13, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

SurfControl®

April 16, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.
209 SECTION

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Argand/Brigantine Rule 8.3 – SurfControl PLC, dated March 22, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 2, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 2, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated April 2, 2007
- REG-Dorchester Asset Management LLP Rule 8.3 – SURFCONTROL PLC, dated April 2, 2007
- REG-Royal London Asset Rule 8.3 – SurfControl PLC, dated April 3, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated April 3, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 3, 2007
- REG-Aegon UK Group Rule 8.3 – SurfControl, dated April 4, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 4, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated April 4, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl Plc, dated April 4, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 4, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated April 4, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SURFCONTROL PLC, dated April 4, 2007
- REG-RAB Capital plc Rule 8.3 – SurfControl Plc, dated April 4, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 5, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated April 10, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated April 10, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 10, 2007
- REG-SurfControl PLC Trading Update Q3 FY07, dated April 11, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 11, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 11, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated April 11, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 11, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 SurfControl Plc, dated April 12, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated April 12, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 12, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 12, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 12, 2007

- REG-UBS AG (EPT) EPT Disclosure, dated April 13, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 13, 2007
- REG-Threadneedle AM Hdgs Rule 8.3 – SurfControl, dated April 13, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl Plc, dated April 13, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 13, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 13, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

File No.: 82-34985

Financial Announcements

REG-Argand/Brigantine Rule 8.3- Surfcontrol PLC

RNS Number:1807U
Argand Cap Advisors/Brigantine Cap
30 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Argand Capital Advisors LLC/ Brigantine Capital Partners LLC (See Notes)
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 10P
Date of dealing	30 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	272,553	0.95%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	272,553	0.95%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	23,700	4.5352

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 March 2007
Contact name	Samantha Weisen Nasello
Telephone number	212 350 4208

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

Argand Capital Advisors LLC is affiliated through ownership and control with Brigantine Capital Partners LLC.

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETOKKKPBBKBKNN

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:2191U
UBS AG (EPT)
02 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	30 MARCH 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
9,640	4.52 GBP	4.52 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	02 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDGDSBBGGGRD

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	30 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	807,977	2.81%	74,862	0.26%
(2) Derivatives (other than options)	99,958	0.35%	64,396	0.22%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	907,935	3.16%	139,258	0.48%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,024	4.7960
Sale	691	4.7253
Sale	2,110	4.6666
Sale	38,523	4.4587

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	38523	4.46
CFD	Short	2024	4.7959
CFD	Long	38523	4.4586
CFD	Long	2110	4.6665
CFD	Long	691	4.7252

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 02 April 2007

Contact name BARCLAYS COMPLIANCE

Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	March 30, 2007

*T
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,343,371 (11.63%, based on 28,749,231 ordinary shares outstanding, as publicly reported by SurfControl plc on February 7, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,343,371	

*T
(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - March 30, 2007	38,821	USD 9.00

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	April 2, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG-Dorchester Asset Management LLP Rule 8.3 - SURFCONTROL PLC

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Dorchester Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	30 March 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	685,709 (2.39%)	
(3) Options and agreements to purchase/sell		
Total	685,709 (2.39%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	7,500	460.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02 April 2007
Contact name	Will Drage
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-Royal London Asset Rule 8.3- Surfcontrol PLC

SEC MAIL PROCESSING RECEIVED APR 23 2007 WASH, D.C. 209 SECTION

RNS Number:3078U
Royal London Asset
03 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Royal London Asset Management
Company dealt in	SURF CONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p shs
Date of dealing	02/04/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	327,875	(1.14%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	327,875	(1.14%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	4.74500000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 April 2007
Contact name	Zahira Muslim
Telephone number	0207 506 6534
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETSSEFFDSWSEFL

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	April 2, 2007

*T
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,368,371 (11.72%, based on 28,749,231 ordinary shares outstanding, as publicly reported by SurfControl plc on February 7, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,368,371	

*T
(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - April 2, 2007	25,000	USD 9.39

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	April 3, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Artisan Partners

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	02 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	802,744	2.79%	46,028	0.16%
(2) Derivatives (other than options)	105,191	0.37%	64,396	0.22%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	907,935	3.16%	110,424	0.38%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	703	4.7200
Sale	4,530	4.7362

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	703	4.72
CFD	Long	4530	4.7362

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:4072U
Aegon UK Group
04 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	3rd April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	884,947	3.08%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	884,947	3.08%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100	472.6p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4th April 2007
Contact name	Stephen Adams
Telephone number	0131 549 3460
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETFZLFBDZBBBBQ

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:4155U
UBS AG (EPT)
04 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	3 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
4,800	4.7675 GBP	4.7675 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
4,800	4.78 GBP	4.78 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	04 APRIL 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDSLSGGGRS

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:4276U
BlackRock Group
04 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	3rd April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,575,128	8.95%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,575,128	8.95%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,800	GBP 4.7675

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIIMTTMMJMBPR

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- SurfControl Plc

RNS Number:4294U
Threadneedle Asset Mangmt Hldgs Ltd
04 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	03/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	927,237	3.225		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	927,237	3.225		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	59,800	GBP 4.7627

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	03/04/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETLZLFBDZBEBBL

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	03 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	670,285	2.33%	41,497	0.14%
(2) Derivatives (other than options)	105,542	0.37%	64,396	0.22%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,827	2.70%	105,893	0.37%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	8,372	4.7238
Sale	351	4.7575
Sale	1,972	4.7500
Sale	3,953	4.7263
Sale	5,025	4.7263
Sale	36,612	4.7263
Sale	35,240	4.7238
Sale	33,701	4.7725
Sale	4,410	4.7263
Sale	2,823	4.7238

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	351	4.7574

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	April 3, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,498,507 (12.17%, based on 28,749,231 ordinary shares outstanding, as publicly reported by SurfControl plc on February 7, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,498,507	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - April 3, 2007	50,000	USD 9.35
Purchase - April 3, 2007	80,136	USD 9.38

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0- .
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO

-0-

*T

Date of disclosure	April 4, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

File No.: 82-34985

Financial Announcements

REG-Gruss Asset Management LLP Rule 8.3 - SURFCONTROL PLC

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	03 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	663,709 (2.31%)	
(3) Options and agreements to purchase/sell		
Total	663,709 (2.31%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	22,000	475.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates etc. (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 April 2007
Contact name	Will Drage
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-RAB Capital plc Rule 8.3- SurfControl Plc

RNS Number:4475U
RAB Capital plc
04 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	718,367 (2.50%)	
(3) Options and agreements to purchase/sell		
Total	718,367 (2.50%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	8,900	GBP 4.776433

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	4 April 2007
Contact name	Sophie Devignon
Telephone number	020 7389 7035
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETIIMATMMJMBTR

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:5124U
UBS AG (EPT)
05 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	4 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
22,000	4.74525 GBP	4.74525 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	22,000	4.74525 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	05 APRIL 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDGDSGXGGGRU

File No.: 82-34985

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol PLC

RNS Number:5924U
Hermes Investment Management
10 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

HERMES INVESTMENT MANAGEMENT LTD

Company dealt in

SURFCONTROL PLC

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARES 10P

Date of dealing

5 APRIL 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,557,664	5.418		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,557,664	5.418		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2,510	£4.70

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10 APRIL 2007
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETUROARBARSAAR

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- Surfcontrol

RNS Number:6098U
Threadneedle Asset Mangmt Hldgs Ltd
10 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	05/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	924,759	3.217		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	924,759	3.217		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,478	GBP 4.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	10/04/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETURVORBBRSAAR

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	05 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	670,074	2.33%	41,357	0.14%
(2) Derivatives (other than options)	105,753	0.37%	64,396	0.22%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,827	2.70%	105,753	0.37%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	211	4.7150

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	211	4.715

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Trading Update Q3 FY07

RNS Number:6583U
Surfcontrol PLC
11 April 2007

SurfControl plc
("SurfControl" or "the Company")
Third Quarter FY07 Trading Update

SurfControl grows its product and on-demand services portfolio 24% and achieves positive profit contribution from BlackSpider acquisition

Scotts Valley, CA (April 11, 2007) - SurfControl plc (London: SRF.L) the leading provider of global on-demand, network and endpoint IT security solutions, today provided a trading update for the third quarter ended March 31, 2007.

Third Quarter Highlights

- -Overall billings growth of 24% to $32.6m (Q3 FY06: 3% to $26.4m)
- -On-demand service and product billings growth rates were 40% and 7% respectively, producing 10% billings growth on a like-for-like basis
- -On-demand services produced a positive profit contribution three months ahead of management expectations
- -Proportion of billings via channel partners increased to 79% (Q3 FY06:67%)

On-demand services and appliances. Our Q3 billings results reflect the higher levels of market demand for Secure Content solutions delivered via an on-demand service or an appliance, as compared to licensed software. Layered solutions of more than one of these delivery methods are becoming increasingly popular as an economic way for enterprises to raise their level of protection against Internet threats and to secure and manage their content. On-demand billings grew 40% compared to the prior year performance of BlackSpider Technologies ("BST"), with the comparative BST Q3 FY06 billings including one exceptionally large contract. Also consistent with underlying market demand, appliance billings grew 41% and software billings grew 6% compared to the prior year.

Positive profit contribution from BST. Growth in on-demand revenues and achievement of integration cost synergies are ahead of management expectations. As a result, on-demand services for the first time produced a small positive contribution to overall Company profit in the month of March which is three months ahead of plan. During the third quarter the provision of on-demand services was extended to Australia, and data centres were opened in Sydney and Hong Kong. The Company now has global coverage with 11 data centres to provide on-demand services on a world-wide basis, and further country launches are planned in the coming months.

Strategic channel partnerships and OEM relationships. Relationships with channel and OEM partners continued to strengthen in the third quarter with the proportion of billings through the channel increasing to 79% (Q3 FY06: 67%). Further underscoring this improvement in channel volume was the continued year-over-year growth in business through key distributors in the UK and US. OEM partner relations were particularly strong with billings growth of 101% in Q3 compared to the third quarter last year.

Announcement of web filtering appliance. Recognizing the relative growth in demand for appliances as a platform to deliver Secure Content solutions, the Company has announced a web filtering appliance to complement its existing e-mail filtering appliance. At the March CeBIT tradeshow in Germany, the Company showcased the SurfControl Web Filter Appliance which combines Microsoft's Internet Security and Acceleration (ISA) Server 2006 Standard Edition and SurfControl's web filtering software onto a single appliance. Celestix' market leading appliance expertise provides the underlying appliance platform. SurfControl's Web Filter Appliance will ship in Q4.

Stable contract lengths. During the second quarter contract lengths shortened relative to the same period in the prior year due to the withdrawal of systematic '3 for 2' promotions that were historically only offered in the second and fourth quarters. Contract lengths in the third quarter remained stable when compared to the previous year. The value of three-year contracts as a proportion of total billings in Q3 was 33% (Q3 FY06: 33%).

Corporate activity. On 7th December 2006, the Company announced that it had received an unsolicited approach which could result in a potential offer being made for the Company. These discussions are continuing and may or may not lead to an offer being made for the Company. The Company is not providing any further information in relation to these discussions at this time. A further statement will be made in due course depending on the outcome of the discussions.

Commenting on the results, Patricia Sueltz, CEO said, "Our third quarter results endorse SurfControl's strengthening of our products and on-demand services portfolio as well as our delivery partnerships. The development of our portfolio of Secure Content solutions has put us in a very strong position to take advantage of the relative growth rates in on-demand services, appliances, and software that underlie the overall growth in the Secure Content Market. Layered protection in the cloud, at the network edge and at the desktop is being recognized as an economic way to increase protection, and SurfControl can now deliver in all three areas at a lower total cost of ownership.

"Our investment in BlackSpider is delivering excellent results, with on-demand services now contributing ahead of schedule to the Company's overall profits. I am extremely proud of our team and pleased to be a partner with the best channel resellers and distributors in the industry. I look forward to a successful outcome to the year as a whole."

The financial measures contained in this RNS are preliminary. Full details of the third quarter financial results will be provided via SurfControl's regularly scheduled earnings release on Tuesday, May 1, 2007.

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+1 831 440 2621 or +44 (0) 1260 296257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

About SurfControl

SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points -- "in the cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects more than 14.5 million users in over 25,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific. For further information and news on SurfControl, please visit www.surfcontrol.com.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today.

SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
TSTMGGMDDMDGNZG

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:6776U
UBS AG (EPT)
11 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	10 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
750	4.775 GBP	4.775 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
5,750	4.84 GBP	4.74525 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	11 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDSIXBGGRB

File No.: 82-34985

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	631,536	2.20%	68,591	0.24%
(2) Derivatives (other than options)	77,529	0.27%	36,502	0.13%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	709,065	2.47%	105,093	0.37%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	330	4.6800
Sale	27,894	4.7253
Sale	5,000	4.7238
Sale	5,974	4.7362

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	330	4.68
CFD	Short	27894	4.7268
CFD	Long	27894	4.7253

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- Surfcontrol

RNS Number:6895U
Threadneedle Asset Mangmt Hldgs Ltd
11 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	10/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	908,315	3.159		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	908,315	3.159		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	16,444	GBP 4.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	11/04/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUAOORBNRSAAR

Financial Announcements

REG-Gruss Asset Management LLP Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	658,709 (2.29%)	
(3) Options and agreements to purchase/sell		
Total	658,709 (2.29%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	5,000	475.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 April 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3 SurfControl Plc

RNS Number:7428U
Threadneedle Asset Mangmt Hldgs Ltd
12 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	11/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	788,500	2.743		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	788,500	2.743		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	119,815	GBP 4.78

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	12/04/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFSISFIFLID

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:7488U
BlackRock Group
12 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	11th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,726,566	9.48%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,726,566	9.48%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	100,000	GBP 4.70
Purchase	51,438	GBP 4.69875

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETITMBTMMJBBTR

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7494U
UBS AG (EPT)
12 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	11 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
166,100	4.74 GBP	4.70 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
141,100	4.7475 GBP	4.70 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	12 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDSLXBGGRD

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	11 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	523,316	1.82%	41,027	0.14%
(2) Derivatives (other than options)	41,027	0.14%		
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	564,343	1.96%	41,027	0.14%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	36,502	4.6955
Sale	36,502	4.6955
Sale	2,222	4.7472
Sale	8,569	4.7472
Sale	2,844	4.7472
Sale	5,196	4.7089
Sale	5,105	4.7089
Sale	2,263	4.7472
Sale	6,884	4.7472
Sale	4,028	4.7089
Sale	14,936	4.6988
Sale	36,502	4.6955
Sale	19,671	4.7089

(b) Derivatives transactions (other than options)

Product name,	Long/Short	Number of Securities	Price per unit
CFD	Short	36502	4.6955
CFD	Long	36502	4.6954

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-Gruss Asset Management LLP Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	11 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	683,709 (2.38%)	
(3) Options and agreements to purchase/sell		
Total	683,709 (2.38%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	25,000	470.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 April 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8203U
UBS AG (EPT)
13 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	12 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
122,200	4.865 GBP	4.8322 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
7,200	4.865 GBP	4.865 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13 APRIL 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBGGDSUUBGGRX

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8235U
UBS AG (EPT)
13 April 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	12th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	4,027	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	4,027	0.00%

(b) Interests and short positions in relevant securities of

the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	413	319 pence
SALE	295	319.25
SALE	460	319.25
SALE	437	319.25
SALE	419	319.25
SALE	393	319.25
SALE	358	319.25
SALE	321	319.25
SALE	312	319.25
SALE	415	319.25
SALE	680	319.25
SALE	129	319.25
SALE	678	319.25
SALE	959	319.25
SALE	604	319.25
SALE	613	319.25
SALE	444	319.5
SALE	470	319.75

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	13 APRIL 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762

Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDSIBBGGRX

File No.: 82-34985

Financial Announcements

REG-Threadneedle AM Hdgs Rule 8.3- Surfcontrol

RNS Number:8313U
Threadneedle Asset Mangmt Hldgs Ltd
13 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Threadneedle Asset Management Holdings Ltd
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	12/04/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	769,300	2.676		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	769,300	2.676		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	19,200	GBP 4.86

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	13/04/2007
Contact name	Sharyn Sharp
Telephone number	01793 363062

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUOVARBSRSAAR

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol Plc

RNS Number:8243U
Hermes Investment Management
13 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

HERMES INVESTMENT MANAGEMENT LTD

Company dealt in

SURFCONTROL PLC

Class of relevant security to which the dealings being disclosed relate (Note 2)

ORDINARY SHARES 10P

Date of dealing

12 APRIL 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,528,798	5.318		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,528,798	5.318		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	28,866	£4.8631990

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 APRIL 07
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUOAARBVRSAAR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	12 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	470,124	1.64%	94,925	0.33%
(2) Derivatives (other than options)	67,976	0.24%	26,445	0.09%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	538,100	1.87%	121,370	0.42%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,211	4.7475
Sale	4,211	4.7475
Sale	26,445	4.8573
Sale	26,243	4.7702
Sale	504	4.8875

(b) Derivatives transactions (other than options)

Product name,	Long/Short	Number of Securities	Price per unit
CFD	Short	26445	4.8588
CFD	Long	26445	4.8573
CFD	Long	504	4.8875

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

File No.: 82-34985

Financial Announcements

REG-Gruss Asset Management LLP Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	12 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	798,709 (2.78%)	
(3) Options and agreements to purchase/sell		
Total	798,709 (2.78%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	115,000	482.50p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 April 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END